Filed by Heritage Financial Corporation
Commission File No:  333-221013
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Puget Sound Bancorp, Inc.

Puget Sound Bancorp 10500 NE 8th St Suite 1500 Bellevue, WA 98004 425 455-2400 PugetSoundBancorp.com

Please vote — we need your participation

December 11, 2017

Dear Puget Sound Bancorp Shareholder:
As the deadline approaches for our special meeting of shareholders, we're writing to remind you that we have not yet received your vote on the important proposals recently sent to you (if you've already voted, we apologize as your vote must have been submitted as we prepared this mailing).
Your vote is crucial. Because you held shares of Puget Sound Bancorp as of November 6, 2017, we are counting on you, and all shareholders, to participate in this important process. By voting now, you can help us avoid the extra time and costs of additional outreach.
It is easy to vote using one of the methods described below. For more details about the special meeting, visit https://PugetSoundBank.com/proxy.
Thank you in advance for voting!

Vote Online Visit www.proxyvote.com and follow the instructions.	Vote by Mail Mail your signed proxy card or voting instruction form in the postage-paid envelope	Vote by Phone Call (800) 690-6903 and follow the automated instructions. This is available 7 days a week, 24 hours a day.

Speak with a Representative
If you have any questions or need assistance, please contact our proxy solicitor,
Advantage Proxy, toll free at (877) 870-8565 or collect at (206) 870-8565.
Representatives are available Monday through Friday, 8:00 am to 8:00 pm Pacific time.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Heritage and Puget Sound. In connection with the proposed merger, Heritage has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Puget Sound and a prospectus of Heritage. Heritage also plans to file other documents regarding the proposed merger transaction with the SEC. A definitive proxy statement/prospectus has been sent to Puget Sound's shareholders seeking the required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, shareholders  of Puget Sound are urged to carefully read the entire registration statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. These documents also can be obtained free of charge by accessing Heritage's website at   www.hf-wa.com under the tab "Investor Relations" and the under SEC filing. Alternatively, these documents, when available, can be obtained free of charge from Heritage upon written request to Heritage Financial Corporation, Secretary, 201 Fifth Avenue S.W., Olympia, WA 98501 or by calling (360) 943-1500, or from Puget Sound, upon written request to Puget Sound Bancorp, Attn: Investor Relations, 10500 N.E. 8th Street, #1500, Bellevue, Washington 98004 or by calling Brad Ogura at Puget Sound at (425) 467-2037.

Heritage, Puget Sound and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Puget Sound shareholders in connection with the proposed transaction under the rules of the SEC.  Information regarding the directors and executive officers of Heritage may be found in the definitive proxy statement for Heritage's 2017 annual meeting of shareholders, as filed with the SEC by Heritage on March 23, 2017. Information regarding the directors and executive officers of Puget Sound has been included in the definitive proxy statement/prospectus for Puget Sound's special meeting of shareholders, that was filed by Heritage with the SEC.  Additional information regarding the interests of these participants has also been included in the proxy statement/prospectus regarding the proposed merger transaction filed with the SEC. These documents can be obtained free of charge from the sources indicated above.